[Tarragon Corporation Letterhead]
August 9, 2005
BY EDGAR
Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tarragon Corporation
Schedule TO-I
Filed on July 18, 2005
File No. 005-54669
Dear Mr. Werbitt:
     Reference is made to your letter, dated August 1, 2005, regarding comments by the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I of Tarragon Corporation (the “Company”). Today, in response to your letter, the Company is filing with the Commission Amendment No. 1 to the Schedule TO-I filed with the Commission on July 18, 2005.
     Below are the Company’s responses to each comment in your letter. For the convenience of the staff, the Company has repeated each of your comments before the response. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 1 to the Schedule TO-I.
Schedule TO-I
General
1.	We note that holders of $1,000 principal amount of convertible notes will receive 81.6993 shares of your common stock, $50.00 in cash and accrued and unpaid interest up to the expiration date of the offer. Please disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the offer ends, as expected, on August 15, 2005.
Response: The Company has revised the disclosure throughout the filing to include the cash amount of the accrued and unpaid interest anticipated to be paid if the offer ends, as expected, on the revised expiration date of August 23, 2005. In this regard, the Company notes that the filing has been revised to reflect an increase in the cash premium payable to

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

converting holders from $50.00 to $80.00 per $1,000 principal amount of convertible notes, in addition to such accrued and unpaid interest. The Company has revised the disclosure throughout the filing and the offering materials to reflect the increased consideration payable in the offer and the extension of the offer until August 23, 2005 such that the offer will remain open for 10 business days from the date that the change in price is being disseminated to security holders.
2.	Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. We may have additional comments after reviewing your response.
Response: The Company has elected to include unaudited consolidated pro forma financial data in response to the staff’s comment.
Offer to Convert
Summary of the Offer to Convert, page 1
3.	You disclose throughout your document, including but not limited to pages 3, 4, 7, 10 and 33 that you “expressly reserve the right to terminate the offer to convert, in your sole and absolute discretion, at any time prior to the completion of the Offer to Convert.” Please be advised that you may terminate the offer only if one of the listed offer conditions so permits. In this regard, since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. Please confirm your understanding and revise the disclosure throughout your Offering Circular.
Response: The Company acknowledges that it may terminate the offer only if one of the listed offer conditions so permits. In this regard, the Company has revised the disclosure throughout the offering circular to reference the occurrence of one of the listed offer conditions as a condition to the Company’s ability to terminate the offer.
4.	We note that you will issue the shares of your common stock and the cash portion of the consideration promptly after acceptance of the convertible notes for conversion. We also note that the payment of the cash portion of the consideration will be administered by the conversion agent “as promptly as practicable.” Please reconcile your disclosure. Note that Rules 13e-4(f)(5) and 14e-1(c) requires Tarragon to exchange all notes tendered “promptly” after the expiration date. See Exchange Act Release 43069, July 31, 2000, for additional guidance concerning an interpretation of what timeframe is considered prompt. Please revise this and similar language throughout the document. Alternatively, explain the basis for your belief that your disclosure is consistent with the prompt payment requirement.

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

Response: The Company has revised the disclosure on page 4 and throughout the document consistent with the prompt payment requirement.
5.	We refer you to the disclosure regarding the United States Federal Income Tax Consequences. Please revise your disclosure here and throughout the document to explain why you believe that the tax treatment of this transaction is uncertain. Also, to the extent possible, your disclosure should provide an explanation of the degree of the uncertainty regarding the tax treatment of this exchange.
Response: The Company has revised the tax disclosure on page 5 and throughout the document to explain in more detail why it believes the tax treatment of this transaction is uncertain and to provide an explanation of the degree of the uncertainty regarding the tax treatment of this exchange.
Acceptance of the Convertible Notes, page 4
6.	In the first sentence of the last paragraph on page 4, you refer to a situation where you may decide “for any reason” not to accept some or all of a security holder’s tendered notes. See comment 3 above regarding impermissible illusory offers. You may elect not to accept tendered securities only because (i) an offer condition has been triggered and the offer has been terminated or (ii) the tender is defective. Please revise.
Response: The Company has revised the disclosure on page 4 and throughout the document to provide that it may elect not to accept tendered securities only because (i) an offer condition has been triggered and the offer has been terminated or (ii) the tender is defective.
The Offer to Convert, page 31
Extension, Delay in Acceptance Amendment or Termination, page 32
7.	We note that you reserve the right to “delay the acceptance for conversion of any convertible notes tendered pursuant to the offer to convert regardless of whatever (sic) any convertible notes were previously accepted for conversion.” This language is qualified by the disclosure in the first paragraph on page 33, but the seeming contradiction makes less than clear those circumstances to which you refer in the quoted language above. Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy all offer conditions. In this regard, your condition must be satisfied or waived as of the expiration of the offer. Please revise your disclosure or otherwise advise of the basis for your belief that you may delay the acceptance of your convertible notes.

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

Response: The Company has revised the disclosure on page 33 to indicate that payment may only be delayed in anticipation of governmental regulatory approvals. In this regard, the Company has revised the disclosure on page 35 to indicate that all offer conditions, except those related to the receipt of governmental regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offering period.
8.	Refer to the last comment above. Explain how you could accept some but not all tendered notes. Are you referring to notes with defects in tender? If so, explain why you would acceptance of such notes rather than simply rejecting them. We may have further comments.
Response: The Company has revised the disclosure on page 33 and throughout the offering materials to eliminate the reference to the acceptance of some but not all tendered notes. The Company supplementally advises the staff that it will accept all convertible notes properly tendered for conversion on or prior to the expiration date.
Conditions to the Offer to Convert, page 33
9.	We refer you to the disclosure in the last sentence of the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.
Response: The Company has revised the disclosure on page 35 clarify that all other conditions, except those related to the receipt of regulatory approvals, must be satisfied or waived at or before the expiration of the offer period. In this regard, the Company has removed the specified language suggesting that the Company may tacitly waive a condition of the offer by failing to assert it.
10.	While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:
•	The first bullet point in this section refers to “any determination.” Your condition should contemplate who is responsible for making this

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

determination and it should provide an objective criteria to clarify when this offer condition is triggered. Satisfaction of the offer condition in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. In addition, in this bullet point, the word “interruption” appears to be a typographical error.
•	The third bullet point in this section refers to circumstances that “might prohibit, prevent, restrict or delay consummation of the offer to convert...” This condition appears to contain an excessive subjective element and should be revised appropriately.

•	The fourth bullet point refers to a condition that is triggered when “there has occurred or is likely to occur any material adverse change to [y]our business, operations, properties, condition, assets, liabilities, prospects or financial affairs.” This condition also appears to contain an excessive subjective element. Additionally, revise to limit the subjectivity that may trigger this condition. We note that you may employ your reasonable judgment to determine whether the condition has occurred.

•	The first bullet point under the fifth bullet point refers to “any merger, acquisition or other business combination proposal for [you].” This condition is broadly drafted and suggests that it may be asserted it under almost any circumstance. This offer condition, as currently drafted, also appears to allow you to terminate the tender offer based on voluntary actions by the bidder.

•	The third bullet point under the fifth bullet point references “any material adverse change in the trading price of [y]our common stock...” Your disclosure should quantify the “material adverse change” in your trading price that will trigger this condition.
Response: The Company has revised the disclosure on page 34 and 35 and throughout the offering materials to narrow the conditions to the offer, and to more clearly and specifically describe those conditions.
Incorporation by Reference, page 54
11.	In the first paragraph of this section you disclose that some information that you file with the commission will automatically update and supersede the information contained in or incorporated by reference in this offer. Also, in the second to last paragraph of this section, you attempt to “forward incorporate” by reference all future filings filed with the Commission from the date of this offer until it is completed. However, Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.
Response: The Company has revised the disclosure on page 55 and 56 of the offering circular to remove language purporting to “forward incorporate” disclosure in subsequently filed documents. In this regard, the Company acknowledges its obligation to update the Schedule TO to reflect material changes in information previously provided to security holders and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change.
Letter of Transmittal
12.	We note that page 1 of your letter of transmittal requests that the security holder acknowledge that they have “read the offering circular.” It is not appropriate to require security holders to attest to the fact that they “read” the offering circular as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials.
Response: The Company has revised the disclosure throughout the offering materials to remove language requiring security holders to attest to the fact that they “read” the offering circular.
*****
     As requested in your comment letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
August 9, 2005

     Please contact our counsel, James E. O’Bannon at 214-969-3766 or Edward B. Winslow at 312-269-4223 of Jones Day, if you have any further questions concerning this filing. Thank you for your attention to this matter.

Very truly yours, /s/ Erin D. Pickens Erin D. Pickens

cc:	William S. Friedman, Tarragon Corporation
Kathryn Mansfield, Tarragon Corporation
James E. O’Bannon, Jones Day
Edward B. Winslow, Jones Day